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                                                                    EXHIBIT 99.1

                                 PRESS RELEASE

PARIS, JULY 10, 2002 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] today announces that it has obtained an additional E1bn unsecured credit facility from a group of international banks to provide incremental short term liquidity.

In addition, the Company is working with its banks on putting in place a refinancing to address the Company's longer term financing requirements.

Jean-Rene Fourtou, Chairman and CEO of Vivendi Universal, said: "I am very pleased that we have secured this additional liquidity and that we are also working constructively with our banks on a longer term financing facility for Vivendi Universal. This is concrete evidence of the continued support and confidence of our banks as we work to restore stability and strength to the group's finances."

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that existing cash and/or unused credit line facilities may not entirely satisfy all immediate short-term obligations; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

     CONTACTS:
     MEDIA                                   INVESTOR RELATIONS
     PARIS                                   PARIS
     Alain Delrieu                           Laura Martin
     +33 (1).71.71.1086                      917.378.5705
                                             Laurence Daniel
     NEW YORK                                +33 (1).71.71.1233
     Anita Larsen
     +(1) 212.572.1118                       NEW YORK
     Mia Carbonell                           Eileen McLaughlin
     +(1) 212.572.7556                       +(1) 212.572.8961